UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING      SEC FILE NUMBER

                                                            0-15362

                                                            CUSIP NUMBER

                                                            204 805 501

(Check One):         [ ] Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K
                     [X] Form 10-Q and Form 10-QSB [  ] Form N-SAR
         For Period Ended: April 30, 1997
         [ ] Transition Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

   Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

                                COMPUFLIGHT, INC.
                             Full Name of Registrant


                            Former Name if Applicable

                              99 Seaview Boulevard
            Address of Principal Executive Office (Street and Number)

                         Port Washington, New York 11050
                            City, State and Zip Code


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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                 [ ](c) The accountant's  statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to file its Annual Report on Form 10-QSB for the fiscal quarter ended April 30, 1997 within the prescribed time period due to delays incurred in seeking to determine the financial effect of the consolidation of its United States and Canadian operations into one facility. Based on these delays, the Company has not yet been able to complete its financial statements for the quarter ended April 30, 1997 and, accordingly, has been unable to finalize the preparation and review of its Form 10-QSB. The attached preliminary financial statements reflect a restructuring charge arising out of the consolidation.

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Fred Skolnik, Esq.                      (516)         296-7048
          (Name)                                (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                      Compuflight, Inc. (File No. 0-15362)
                       Attachment to Notification of Late
                              Filing on Form 12b-25

                      STATEMENT REQUIRED BY PART IV, ITEM 3

     The following table sets forth the estimated comparative results of operations for the six months ended April 30, 1997 and 1996, and the three months ended April 30, 1997 and 1996 (all statements unaudited):


                                                      Six months           Six months          Three              Three
                                                      ended April          ended April         months             months
                                                      30, 1997             30, 1996            ended April        ended April
                                                                                               30, 1997           30, 1996


Revenue
     Service fees                                     $  1,358,595         $1,669,052          $685,914          $831,940
     Hardware, software and license sales                       --             27,368                              10,659
                                                        -----------        -----------         ---------          -------
                                                         1,358,595          1,696,420           685,914           842,599
                                                        -----------        -----------         ---------          -------
Expenses
     Operating                                            1,010,665           990,425          504,909            498,515
     Research and development                               150,305           219,068           81,972            120,627
     Selling, general and administrative                    457,803           501,319          220,678            245,393
     Depreciation                                            81,312            66,089           42,032             33,171
                                                         -----------        -----------       ---------           --------
                                                          1,700,085         1,776,901          849,591            897,706
                                                         -----------        -----------       ---------           --------
Operating Loss                                             (341,490)          (80,481)        (163,677)           (55,107)
Other Income (expense)
     Interest income                                         29,064            30,897           13,847             15,564
     Interest expense (related parties)                     (24,117)          (21,265)         (13,419)           (13,318)
     Interest expense (other)                               (26,644)          (25,935)         (21,796)            (9,292)
     Office relocation expenses                             (63,463)             --             (2,509)               --
     Realized foreign exchange loss                          (2,804)            6,759             (288)            10,339
     Restructuring costs                                    (42,741)             --            (42,741)               --






                                                      Six months           Six months          Three              Three
                                                      ended April          ended April         months ended       months ended
                                                      30, 1997             30, 1996            April 30, 1997     April 30, 1996


     Scientific research and experimental                  111,172             118,077           60,651           65,051
     development investment tax credits
     Other                                                    --                 2,707             --                  6
                                                        -----------          ---------      -------------     ------------
Net (loss) earnings                                     $ (361,023)             30,759        $(169,932)        $ 13,243
----------------------------------------------------  -------------------    ---------      -------------     -------------


Discussion of Material Variances:

Revenue

Revenue has decreased approximately $338,000, or approximately 20%. This decrease is primarily attributable to the completion of a joint software development contract with a large airline customer in June, 1996, resulting in a decline of approximately $170,000. Furthermore, revenue for the six months ended
April 30, 1996 included approximately $106,000 from a teaming arrangement with a U.S. systems integrator which was completed in 1996.

Costs and Expenses

Operating expenses have increased  approximately  $20,000,  or approximately 2%.
This change is primarily attributable to an increase in rent expense of approximately $30,000, an increase in subcontracting expenses of approximately
$9,000 and a net decrease in other operating expenses of approximately $19,000.

Research and development expenses have decreased approximately $69,000, or approximately 31% as a result of the Company entering an analysis and design phase of new product development.

Selling, general and administrative expenses decreased approximately $43,000, or approximately 9%. This change is primarily attributable to decreases in consulting expenses of $24,000, travel costs of approximately $27,000 and a net increase in other expenses of approximately $23,000. Also included in selling, general and administrative expenses is a charge of $15,000 related to an out-of-court settlement related to a former airline customer who filed for bankruptcy.

Other Income (expense)

The Company recorded a loss of approximately $3,000 on realized foreign exchange transactions for the six months ended April 30, 1997. Gains and losses in foreign exchange are attributable to the difference in rates between the transaction date and the settlement date and cannot be readily compared between periods.





The Company has claimed scientific research and experimental development credits of approximately $111,000 in the six months ended April 30, 1997 compared to approximately $118,000 for the six months ended April 30, 1996. The decrease is due primarily to a decrease in research and development expenditures as noted above, which are eligible for the credit.

The Company has segregated office relocation expenses related to the move of its operations and administrative center to larger premises in Waterloo, Ontario, Canada. These costs include, among other items, the cost of contract management for the construction phase and the successful transfer of the Company's communication and computer networks.

The Company also has segregated costs related to its restructuring plan which commenced in February 1997.

Net (loss) Earnings

The  unaudited   consolidated   financial  statements  reflect  a  net  loss  of
approximately  $361,000 for the six months ended April 30, 1997  compared to net earnings of  approximately  $31,000 for the six months ended April 30, 1996. The change  is due to the  decline  in  revenues  and the  costs of both the  office relocation  and the  restructuring  effort  and is offset by a decline  in total costs and expenses.

                                COMPUFLIGHT, INC.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   June 17, 1997                               By:  /s/ Rainer Vietze
                                                        Rainer Vietze
                                                        Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


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